

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2022

Jennifer Simpson, Ph.D.
Chief Executive Officer
Panbela Therapeutics, Inc.
712 Vista Boulevard #305
Waconia, Minnesota 55387

      Re: Panbela Therapeutics, Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed April 8, 2022
          File No. 001-39468

Dear Dr. Simpson:

      We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed April 8, 2022

Proposal 3: Approval of Issuance of Common Stock in Connection with Acquisition, page 13

1. We note that you plan to issue shares of common stock as partial consideration for your acquisition of Cancer Prevention Pharmaceuticals, Inc. Please clarify how the number of shares issuable to the Cancer Prevention Pharmaceuticals, Inc. shareholders will be determined. Please further clarify how the contingent payments will be determined and if they will be payable in cash.

2. Please tell us the exemption you are relying on for the issuance of your shares to the holders of Cancer Prevention Pharmaceuticals, Inc. shares.

General

3. Please file the amended proxy statement with the "PREM14A" EDGAR tag and ensure that any subsequent proxy statement filings are properly designated.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 or Suzanne Hayes at 202-551-3675 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: W. Morgan Burns, Esq.